Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-191629

PUBLIC SERVICE COMPANY OF COLORADO
(a Colorado corporation)

$300,000,000 4.30% FIRST MORTGAGE BONDS, SERIES NO. 27 DUE 2044

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/ Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	March 3, 2014
Settlement Date:	March 10, 2014 (T+5)
Interest Payment Dates:	Each March 15 and September 15, commencing September 15, 2014
Principal Amount:	$300,000,000
Maturity Date:	March 15, 2044
Reference Benchmark:	3.750% due November 15, 2043
Benchmark Price:	103-19+
Benchmark Yield:	3.552%
Re-offer Spread:	+77 bps
Re-offer Yield:	4.322%
Coupon:	4.30%
Price to Public:	99.631%
Net Proceeds to Issuer: Make-Whole Call:	$296,268,000 (before transaction expenses) Prior to September 15, 2043, T+15 bps
Par Call:	On or after September 15, 2043 at par
CUSIP/ISIN: Minimum Denominations:	744448CK5/US744448CK56 $1,000
Joint Book-Running Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., toll free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, Scotia Capital (USA) Inc., toll-free at 1-800-372-3930, or U.S. Bancorp Investments, Inc., toll free at 1-877-558-2607.